AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 28, 1999
                                              SECURITIES ACT FILE NO. 333-15973
                                       INVESTMENT COMPANY ACT FILE NO. 811-5870

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                 SCHEDULE 13E-4
                          ISSUER TENDER OFFER STATEMENT
                      (PURSUANT TO SECTION 13(E)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)
                                 AMENDMENT NO. 1

                  MERRILL LYNCH SENIOR FLOATING RATE FUND, INC.
                                (NAME OF ISSUER)
                  MERRILL LYNCH SENIOR FLOATING RATE FUND, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)
                SHARES OF COMMON STOCK, PAR VALUE $0.10 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                                   59019R 10 5
                      (CUSIP NUMBER OF CLASS OF SECURITIES)
                                  ARTHUR ZEIKEL
                  MERRILL LYNCH SENIOR FLOATING RATE FUND, INC.
                             800 SCUDDERS MILL ROAD
                          PLAINSBORO, NEW JERSEY 08536
                                 (609) 282-2800
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
   RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)
                                   COPIES TO:

THOMAS R. SMITH, JR., ESQ.                 PATRICK D. SWEENEY, ESQ.
BROWN & WOOD LLP                           MERRILL LYNCH ASSET MANAGEMENT, L.P.
ONE WORLD TRADE CENTER                     P.O. BOX 9011
NEW YORK, NEW YORK  10048-0557             PRINCETON, NEW JERSEY  08543-9011

                                DECEMBER 18, 1998
                       (DATE TENDER OFFER FIRST PUBLISHED
                       SENT OR GIVEN TO SECURITY HOLDERS)

         This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule 13E-4 of Merrill Lynch Senior Floating Rate Fund, Inc. (the "Fund") relating to an offer to purchase (the "Offer") 25,000,000 of the Fund's shares of common stock, par value $0.10 per share (the "Shares") and originally filed with the Securities and Exchange Commission on December 18, 1998 constitutes the final amendment pursuant to Rule 13e-4(c)(3) under the Securities Exchange Act of 1934 (the "Exchange Act") and General Instruction D of Schedule 13E-4.

         The Offer terminated at 12:00 midnight, New York time, on January 19, 1999 (the "Expiration Date"). Pursuant to the Offer, 15,773,238.971 Shares were tendered, all of which were accepted by the Fund for repurchase at a net asset value of $9.86 per share, as determined as of the close of the New York Stock Exchange on the Expiration Date, for an aggregate purchase price of $155,524,136.26.

SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                MERRILL LYNCH SENIOR FLOATING RATE FUND, INC.



January 28, 1999                By /s/ Terry K. Glenn
                                   (Terry K. Glenn, Executive Vice President)

                                Brown & Wood LLP
                             One World Trade Center
                          New York, New York 10048-0557

                            Telephone: (212) 839-5300
                            Facsimile: (212) 839-5599

VIA ELECTRONIC FILING
---------------------

                                                              January 28, 1999

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

Attention:  Division of Investment Management

         Re:  Merrill Lynch Senior Floating Rate Fund, Inc.
         Amendment No. 1 to Issuer Tender Offer Statement on Schedule 13E-4

Dear Sirs:

     On behalf of Merrill Lynch Senior Floating Rate Fund, Inc. (the "Fund"), transmitted herewith for filing pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934 and Rule 13e-4(c)(3) thereunder is Amendment No. 1 to the Issuer Tender Offer Statement of the Fund on Schedule 13E-4. Amendment No. 1 constitutes the final amendment reporting the results of the issuer tender offer. The tender offer commenced on December 18, 1998 and terminated on January 19, 1999.

     Please direct any comments or questions with respect to this filing to the undersigned at (212) 839-5620.

                                                         Very truly yours,


                                                         /s/ David J. Camp

Enclosure